NEWS RELEASE

BIRCH MOUNTAIN RESOURCES PRICES EQUITY OFFERING

CALGARY, August 19, 2005 - Birch Mountain Resources Ltd. ("Birch Mountain") (BMD:TSXV and AMEX) signed an underwriting agreement today with a syndicate of underwriters, for a public offering of 8 million common shares at a price of $4.00 per common share for gross proceeds of $32 million. Birch Mountain has granted the Underwriters an option (the "Underwriters' Option"), exercisable in whole or in part until 48 hours prior to closing, to purchase up to an additional one million common shares at the same offering price. Should the Underwriters' Option be fully exercised, the total gross proceeds of the offering would be approximately $36 million. A preliminary short form prospectus in connection with this offering was filed on August 18, 2005 with the securities commissions in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec. The offering is scheduled to close on or about September 2, 2005.

Birch Mountain intends to use the net proceeds from the offering for initial operations of the Muskeg Valley Quarry (the "MVQ"), continuing the development of the Hammerstone Project and for general corporate purposes.

Birch Mountain is developing the industrial mineral potential of its extensive mineral properties located in the oil sands area of northeastern Alberta. Limestone from the MVQ and the Hammerstone Project will be marketed as construction aggregates and as rock for making concrete and asphalt. Reagent grade limestone can be used directly or in processed form as quicklime in applications such as flue gas desulphurization, water treatment, pulp and paper manufacturing, and soil and biosolids stabilization. Birch Mountain believes that the strong global demand for oil and the heightened profile of Alberta's oil sands should ensure long-term demand for limestone products from the MVQ and the Hammerstone Project.

The common shares to be sold have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration under the United States Securities Act of 1933 or an applicable exemption therefrom.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or Hansine Ullberg, VP Finance & CFO Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Not for distribution to United States newswire services or for dissemination in the United States.